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ITEM 77D/77Q1(B)

COLUMBIA INTERNATIONAL VALUE MASTER PORTFOLIO

Effective June 1, 2013, the Master Portfolio made certain changes to its principal investment strategies in connection with Columbia Management Investment Advisers, LLC's assumption of day-to-day management of the Master Portfolio from a subadviser. These changes included, among other things, an increase in the percentage of total assets the Master Portfolio will invest in equity securities of foreign companies and the Master Portfolio's investment in currency forwards and futures. Such revised policies are described in an Amendment to the Registration Statement, dated April 23, 2013, pertaining to the Master Portfolio's Part A filed with the Securities and Exchange Commission on April 23, 2013 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (Accession No. 0001193125-13-166688), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.